FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



NOTIFICATION OF MAJOR INTERESTS IN SHARES



Section 198 - Companies Act 1985



The Company was notified on 27 November 2006 that Merrill Lynch & Co., Inc. had a notifiable interest as at 27 November 2006 in 515,386,875 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 4.45% of the ordinary shares in issue.



A copy of the letter of the notification is quoted below.



P A Stafford
Deputy Group Company Secretary
HSBC Holdings plc



Letter to HSBC Holdings plc dated 27 November 2006 from Merrill Lynch International





"Dear Sir



                   Companies Act 1985 ss 198-202 (as amended)



We are writing to notify you with regard to a change of circumstances affecting Merrill Lynch & Co., Inc's interest under the above legislation.



This letter serves as notification, by reason of the provisions of section 203 of the above Act, that:



a) BlackRock Inc. (as asset management company in which Merrill
Lynch & Co., Inc owns 49.8% of the common stock) has the interests in relevant share capital of your company disclosed in the attachments to this letter;



b) Merrill Lynch & Co., Inc has in aggregate the interests in the relevant share capital of your company disclosed in the attachment to this letter.



If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.



Yours faithfully

(signed)

Duly authorised for and on behalf of

The notifying companies



Attachment



Company:         HSBC Holdings Plc                  as of: 17 November 2006



Class of shares: ordinary



Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter, certain further details are also set out below.


Company                                              Aggregate number of shares
                                                     interested in

Merrill Lynch & Co., Inc                             377,454,454
BlackRock Group                                      137,932,421
Aggregated total                                     515,386,875



Schedule



Part 1



Name                              Address
BlackRock Investment              33 King William Street
Management (UK) Limited           London EC4R 9AS



Part 2



Merrill Lynch & Co., Inc.         World Financial Center
                                  North Tower
                                  250 Vesey Street
                                  New York
                                  NY 10281-1332"






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 November, 2006